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                                                                June 21, 1999

Office of Insurance Products
Division of Investment Management
U.S. Securities and Exchange Commission
450 Fifth Street, N.W. - Mail Stop 5-6
Washington, DC 20549

Re:  Initial Registration Statement Filed on Form N-4
     C.M. Multi-Account A
     File Nos.  333-80991 and 811-08698

Dear Commissioners:

I have drafted this letter in order to pre-effectively amend initial registration statement no. 333-80991 filed on Form N-4 on June 18, 1999 by C.M. Life Insurance Company on behalf of C.M. Multi-Account A in order to add the following paragraph to the facing sheet:

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

Please contact me if you have any questions regarding this filing or if there is anything that I can do to facilitate the staff's review of this filing. I may be reached at (860) 987-2889.


Sincerely,

/s/ James M. Rodolakis
James M. Rodolakis
Counsel